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------
FORM 4
------                                          U.S. SECURITIES AND EXCHANGE COMMISSION
[ ] Check box if no longer                              WASHINGTON, DC 20549
    subject to Section 16. Form
    4 or Form 5 obligations may            STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP
    continue. See Instruction 1(b).

          Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934, Section 17(a) of the Public Utility
                        Holding Company Act of 1935 or Section 30(f) of the Investment Company Act of 1940

------------------------------------------------------------------------------------------------------------------------------------
1. Name and Address of Reporting Person(1)|2. Issuer Name and Ticker or Trading Symbol     |6. Relationship of Reporting Person
                                         |                                                 |      to Issuer (Check all applicable)
         Molex Incorporated              |         Sheldahl, Inc. (SHEL)                   |           Director     X  10% Owner
-------------------------------------------------------------------------------------------|     -----            -----
(Last)        (First)       (Middle)     |3. IRS Identification  |  4. Statement for       |           Officer (give title below)
                                         |   Number of           |     Month/Year          |     -----
                                         |   Reporting Person,   |                         |           Other (specify below)
       2222 Wellington Court             |   if an Entity        |     January, 2000       |     -----
                                         |   (Voluntary)         |                         |
-----------------------------------------|                       |-------------------------|----------------------------------------
               (Street)                  |                       |  5. If Amendment,       |7. Individual or Joint/Group Filing
                                         |      36-2369491       |     Date of Original    | X (Check applicable line)
                                         |                       |     (Month/Year)        | -- Form Filed by One Reporting Person
Lisle          Illinois          60532   |                       |                         |
-----------------------------------------|-------------------------------------------------| -- Form Filed by More than One
(City)          (State)          (Zip)   |                                                 |    Reporting Person
                                         |                                                 |
------------------------------------------------------------------------------------------------------------------------------------
                             TABLE I - NON-DERIVATIVE SECURITIES ACQUIRED, DISPOSED OF, OR BENEFICIALLY OWNED
-----------------------------------------------------------------------------------------------------------------------------------
1. Title of Security                  |2. Transaction| 3. Transaction|4. Securities Acquired (A)| 5. Amount of|6. Owner- |7. Nature
   (Instr. 3)                         |   Date       |    Code       |   or Disposed of (D)     | Securities  |   ship   | of
                                      |              |    (Instr. 8) |   (Instr. 3, 4 and 5)    | Beneficially| Form:    | Indirect
                                      |              |               |                          | Owned at End| Direct   | Bene-
                                      |              |---------------|--------------------------| of Month    | (D) or   | ficial
                                      |              |       |       |        | (A)  |          | (Instr. 3   | Indirect | Owner-
                                      |  (Month/Day/ |       |       |        |  or  |          |   and 4)    | (I)      | ship
                                      |   Year)      |  Code |  V    | Amount | (D)  |  Price   |             |(Instr. 4)|(Instr. 4)
--------------------------------------|--------------|-------|-------|--------|------|----------|-------------|--------- |---------
Common Stock                          |              |       |       |        |      |          |2,787,176(1) |    D     |
--------------------------------------|--------------|-------|-------|--------|------|----------|-------------|--------- |---------
                                      |              |       |       |        |      |          |             |          |
--------------------------------------|--------------|-------|-------|--------|------|----------|-------------|--------- |---------
                                      |              |       |       |        |      |          |             |          |
--------------------------------------|--------------|-------|-------|--------|------|----------|-------------|--------- |---------
                                      |              |       |       |        |      |          |             |          |
--------------------------------------|--------------|-------|-------|--------|------|----------|-------------|--------- |---------
                                      |              |       |       |        |      |          |             |          |
--------------------------------------|--------------|-------|-------|--------|------|----------|-------------|--------- |---------
                                      |              |       |       |        |      |          |             |          |
--------------------------------------|--------------|-------|-------|--------|------|----------|-------------|--------- |---------
                                      |              |       |       |        |      |          |             |          |
--------------------------------------|--------------|-------|-------|--------|------|----------|-------------|--------- |---------
                                      |              |       |       |        |      |          |             |          |
--------------------------------------|--------------|-------|-------|--------|------|----------|-------------|--------- |---------
                                      |              |       |       |        |      |          |             |          |
----------------------------------------------------------------------------------------------------------------------------------

Reminder: Report on a separate line for each class of securities beneficially owned directly or indirectly.
* If the form is filed by more than one reporting person, see Instruction 4(b)(v)

                                                       POTENTIAL PERSONS WHO ARE TO RESPOND TO THE COLLECTION OF      (OVER)
                                                       INFORMATION CONTAINED IN THIS FORM ARE NOT REQUIRED TO         SEC 1473(3-99)
                                                       RESPOND UNLESS THE FORM DISPLAYS A CURRENTLY VALID OMB
                                                       CONTROL NUMBER.

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                                                                     Page 1 of 3
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FORM 4 (CONTINUED)        TABLE II -- DERIVATIVE SECURITIES ACQUIRED, DISPOSED OF, OR BENEFICIALLY OWNED
                                  (E.G., PUTS, CALLS, WARRANTS, OPTIONS, CONVERTIBLE SECURITIES)
------------------------------------------------------------------------------------------------------------------------------------
1. Title of Derivative  | 2. Conver-  |3. Trans- |4. Trans-   |5. Number of      |6.  Date Exer-  |7. Title and Amount |8. Price
   Security             |    sion or  |   action |   action   |   Derivative     |    cisable and |   of Underlying    |   of
   (Instr. 3)           |    Exercise |   Date   |   Code     |   Securities Ac- |    Expiration  |   Securities       |   Deriv-
                        |    Price of |  (Month/ |  (Instr. 8)|   quired (A) or  |    Date        |   (Instr. 3 and 4) |   ative
                        |    Deriv-   |   Day/   |            |   Disposed of (D)|    (Month/Day/ |                    |   Secur-
                        |    ative    |   Year)  |            |   (Instr. 3, 4,  |    Year)       |                    |   ity
                        |    Security |          |            |   and 5)         |                |                    |  (Instr. 5)
                        |             |          |            |                  |-------------------------------------|
                        |             |          |            |                  |Date   |Expira- |        | Amount or |
                        |             |          |-------------------------------|Exer-  |tion    |  Title | Number of |
                        |             |          |  Code |V   | (A)    |(D)      |cisable|Date    |        | Shares    |
------------------------|-------------|----------|-------|----|--------|---------|-------|--------|--------|-----------|------------
Series F Convertible    |   $5.46(2)  |  1/11/00 |   P   |    | 1,300  |         |1/11/00|  (3)   | Common |    (4)    |  $1,000
Preferred Stock         |             |          |       |    |        |         |       |        | Stock  |           |
------------------------|-------------|----------|-------|----|--------|---------|-------|--------|--------|-----------|------------
Series F Warrant        |   $5.46(2)  |  1/11/00 |   P   |    | 40,300 |         |1/11/00|1/11/05 | Common |  40,300   |    (5)
                        |             |          |       |    |        |         |       |        | Stock  |           |
------------------------|-------------|----------|-------|----|--------|---------|-------|--------|--------|-----------|------------
Series D Convertible    |   $6.15(2)  |          |       |    |        |         |7/30/98|  (6)   | Common |    (4)    |  $1,000
Preferred Stock         |             |          |       |    |        |         |       |        | Stock  |           |
------------------------|-------------|----------|-------|----|--------|---------|-------|--------|--------|-----------|------------
Series D Warrant        |  $7.6875(2) |          |       |    |        |         |7/30/98|7/29/01 | Common |  120,000  |    (5)
                        |             |          |       |    |        |         |       |        | Stock  |           |
------------------------|-------------|----------|-------|----|--------|---------|-------|--------|--------|-----------|------------
                        |             |          |       |    |        |         |       |        |        |           |
------------------------|-------------|----------|-------|----|--------|---------|-------|--------|--------|-----------|------------
                        |             |          |       |    |        |         |       |        |        |           |
------------------------|-------------|----------|-------|----|--------|---------|-------|--------|--------|-----------|------------
                        |             |          |       |    |        |         |       |        |        |           |
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
9. Number of      |    10. Ownership       |       11. Nature of
   Derivative     |        Form of         |           Indirect
   Securities     |        Derivative      |           Beneficial
   Beneficially   |        Security:       |           Ownership
   Owned at End   |        Direct (D)      |           (Instr. 4)
   of Month       |        or Indirect (I) |
   (Instr. 4)     |        (Instr. 4)      |
------------------|------------------------|------------------------------
     1,300        |          D             |
------------------|------------------------|------------------------------
    40,300        |          D             |
------------------|------------------------|------------------------------
    12,000        |          D             |
------------------|------------------------|------------------------------
   120,000        |          D             |
------------------|------------------------|------------------------------
                  |                        |
------------------|------------------------|------------------------------
                  |                        |
--------------------------------------------------------------------------
Explanation of Responses:
                                                                                 /s/ LOUIS HECHT                   February 10, 2000
                                                                                 --------------------------------  -----------------
                                                                                 Signature of Reporting Person            Date

** Intentional misstatements or omissions of facts constitute Federal Criminal Violations. See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).



Note: File three copies of this form, one of which must be manually signed. If space provided is insufficient, see Instruction 6 for procedure.


Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays currently valid OMB Number.
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                                                                     Page 2 of 3

1.       Molex Incorporated
         2222 Wellington Court
         Lisle, Illinois 60532

2.       Sheldahl, Inc. (SHEL)

4.       Statement for January, 2000

Explanation of Responses:

(1) This amount assumes the exercise of the Warrants and conversion of the Convertible Preferred Stock held by Molex Incorporated into Common Stock (without regard to accrued but unpaid dividends).

(2) The Conversion Price is subject to adjustment from time to time as provided in the Certificate of Designation, Preferences and Rights ("Certificate of Designation") for Series F Convertible Preferred Stock and Series D Convertible Preferred Stock.

(3) Each share of Series F Convertible Preferred Stock is convertible by the holder into shares of Common Stock at the Conversion Ratio (defined in Note 4 below) at the option of the holder in whole or in part at any time after January 11, 2000 ("Exercise Date"). If, at any time after six months following Exercise Date, the per share market value of the Common Stock is greater than $10.92 for at least 30 consecutive business days and the average daily trading volume of the Common Stock on the Nasdaq National Market for such 30 consecutive business days exceeds 50,000 shares (subject to adjustment), then Sheldahl, Inc. may, upon 10 days notice, require the conversion of all of the then outstanding Series F Convertible Preferred Stock at the Conversion Ratio on the conversion date. Furthermore, all of the then outstanding Series F Convertible Preferred Stock shall automatically be converted at the Conversion Ratio on the date of the closing of a Series F Public Offering (as defined in the Certificate of Designation) or such other date as directed by the managing underwriter.

(4) Conversion Ratio for Series F Convertible Preferred Stock and Series D Convertible Preferred Stock equals a fraction of which the numerator is the Stated Value ($1,000) plus accrued but unpaid dividends (including any accrued but unpaid interest thereon) and of which the denominator is the Conversion Price at such time. The number of shares listed does not reflect any accrued but unpaid dividends.

(5) A partial consideration for the purchase of Series F Convertible Preferred Stock was the issuance of Series F Warrant by Sheldahl, Inc. to Molex Incorporated. A partial consideration for the purchase of Series D Convertible Preferred Stock was the issuance of Series D Warrant by Sheldahl, Inc. to Molex Incorporated.

(6) Each share of Series D Convertible Preferred Stock is convertible by the holder into shares of Common Stock at the Conversion Ratio (defined in Note 4 above) at the option of the holder in whole or in part at any time after July 30, 1998 ("Exercise Date"). If, at any time after six months following Exercise Date, the per share market value of the Common Stock is greater than $12.30 for at least 30 consecutive business days and the average daily trading volume of the Common Stock on the Nasdaq National Market for such 30 consecutive business days exceeds 50,000 shares (subject to adjustment), then Sheldahl, Inc. may, upon 10 days notice, require the conversion of all of the then outstanding Series D Convertible Preferred Stock at the Conversion Ratio on the conversion date. Furthermore, all of the then outstanding Series D Convertible Preferred Stock shall automatically be converted at the Conversion Ratio on the date of the closing of a Series D Public Offering (as defined in the Certificate of Designation) or such other date as directed by the managing underwriter.




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